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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-19532
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                           NOTIFICATION OF LATE FILING

         (Check One): [X] Form 10-K [ ] Form 11-K
                      [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

         For Period Ended:   December 31, 2000
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         [ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
         [ ] Transition Report on Form 11-K
         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                            REGISTRATION INFORMATION

Full name of registrant    American HomePatient, Inc.
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Former name if applicable   Diversicare Inc.
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Address of principal executive office (Street and number)
5200 Maryland Way, Suite 400
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City, state and zip code   Brentwood, Tennessee  37027
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]               (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K or Form
                           N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is in default of several financial covenants in its bank credit facility. The Company has been negotiating with its lenders to amend the bank credit facility to cure the default and modify financial and other covenants. The Company met with its lenders on March 30, 2001 in anticipation of finalizing an amendment to the bank credit facility. The Company drafted its financial statements and Form 10-K with the expectation that such amendment would be finalized on such date. However, the Company was unable to finalize such amendment. Because the amendment to the bank credit facility was not finalized prior to the due date of the Company's Form 10-K, the Company was unable to finalize the description of the Company's debt and complete other portions of the Company's financial statements and Form 10-K. The Company anticipates filing its Form 10-K promptly upon completion of such portions as affected by the failure to amend the bank credit facility.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

             Marilyn O'Hara                               615 221-8884
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                (Name)                            (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In the first nine months of 2000 the Company reported a net loss of $19.8 million compared to a net loss of $15.6 million for the same period in 1999. The Company anticipates reporting a net loss of $4.4 million for the fourth quarter of 2000 and a net loss of $24.2 million for the fiscal year 2000, as compared to a net loss of $84.2 million for the fourth quarter of 1999 and a net loss of $99.9 million for the fiscal year 1999.

         In the fourth quarter of 1999, the Company recorded approximately $77.5 million in accounting charges related to the recording of additional accounts receivable reserves, the writing off of impaired goodwill, and the recording of a valuation allowance for deferred tax assets. The Company does not anticipate recording similar charges in the fourth quarter of 2000.

                           American HomePatient, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 2, 2001                  By: /s/ Marilyn O'Hara
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                                     Marilyn O'Hara
                                     Executive Vice President and Chief
                                     Financial Officer



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